UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

~~1235003~~
1299184

[redacted]

04039210

March 18, 2004

Act	Securities Exchange Act of 1934
Section	17
Rule	17a-5
Public Availability	April 1, 2004

Mr. Kevin Pollack
President
Short Hills Capital LLC
251 E. 51st St., Suite 9C
New York, NY 10022

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Pollack:

We have received your letter, dated February 11, 2004, in which you request on behalf of Short Hills Capital LLC (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ended December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on November 21, 2003. The Firm is required, under paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year, unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective November 21, 2003, you have requested an exemption from filing annual audit reports for the year ended December 31, 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. The annual report for the year ending December 31, 2004, however, must cover the entire period from November 21, 2003, the effective date of the Firm's registration with the Commission.

This letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described in this letter. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Matthew B. Comstock
Special Counsel

cc: Susan DeMando, NASD Regulation, Inc.

03-12-04 12:13 FROM-CAPITAL MARKETS COMP 8776001780 T-426 P02/06 U-662

FROM : FAX NO. : Jun. 27 2003 05:37PM P1

Short Hills Capital LLC

251 E. 51st St, Suite 9C
New York, NY 10022
Tel: (212) 758-7899

Mr. Thomas McGowan
Division of Market Regulation
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Tel: 202-942-0177
Fax: 202-942-9553

Re: Short Hills Capital LLC (CRD #127253) audit waiver request

Dear Mr. McGowan:

Please let this letter serve as a request for Short Hills Capital LLC (the "Firm"), to be relieved from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending 2003.

The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. Because the Firm's registration with the NASD became effective on November 21, 2003 and was only in operation for the last 1 month from its Fiscal year end, we are requesting an exemption from filing annual audit reports for the year-ended 2003. We are proposing that the audit for year-ended 2004 will be for the entire period from November 21, 2003, the effective date of the Firm's registration with the NASD.

If you need any further information, please give me a call at (212) 758-7899.

Sincerely,

Kevin Pollack

Kevin Pollack, President

2/11/04
Date

cc:
NASD Regulation, Inc.
Office of Regulation Policy
1735 K Street, NW
Washington, DC 20006
Tel: (202) 728-6954
Fax: (202) 728-8881

Patricia McGeorge
NASD, Inc.
One Liberty Plaza
New York, NY 10006
(212) 858-4000
Fax: (212) 858-4189